EXHIBIT 12
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
For Year Ended December 31, 2000
(Dollar Amounts in Thousands)

Monongahela Power Company
Earnings:
Net Income	$94,579
Fixed charges (see below)	49,086
Income taxes	52,484
Amortization of capitalized interest	5
Income distributions of equity investees	8,640
Less: Capitalized interest	(487)
Inc from unconsolidated equity
investees	(5,907)
Total earnings	$198,400

Fixed Charges:
Interest on long-term debt	$41,953
Other interest	3,785
Estimated interest component of rentals	$3,348
Total fixed charges	$49,086

Ratio of Earnings to Fixed Charges	4.04